Exhibit 99.1

FOR RELEASE September 24, 2019

China Biologic Forms Special Committee to Review “Going Private” Proposal

BEIJING, China – September 24, 2019 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that its board of directors (the “Board”) has formed a special committee (the “Special Committee”) to review and evaluate the previously announced preliminary non-binding “going private” proposal (the “Proposal”) that the Board received on September 18, 2019 from Beachhead Holdings Limited, CITIC Capital China Partners IV, L.P., PW Medtech Group Limited, Parfield International Ltd., HH Sum-XXII Holdings Limited and V-Sciences Investments Pte. Ltd.

The Special Committee is composed of Mr. Sean Shao, Dr. Yungang Lu and Mr. Qi Ning, who are independent directors of the Company and are unaffiliated with the Proposal. Mr. Sean Shao will be the chairman of the Special Committee.

The Board cautions the Company’s shareholders and others considering trading in its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com